September 15, 2008

Via EDGAR
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission

Mr. Spirgel:

We are responding to your Comment Letter of August 27, 2008. The responses are set forth below, preceded by the actual comment for ease of reference.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Note 12. Commitments and Contingencies, page 41

1.
Please tell us how you evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your antennas on towers, building rooftops or other structures. Also, tell us whether the lease agreements include obligations at the end of the lease term to restore the facilities or remove the antennas.

Response:

We have referenced the guidance in Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 references examples such as (i) the construction of an offshore oil platform or a nuclear utility plant and (ii) a timber lease with reforestation obligations. Our corporate name, Towerstream, evokes an impression that we install or construct large towers on buildings or at other locations. However, the installation of our equipment on buildings is a straightforward process and does not result in any form of modification or alteration of the structure of the building.

September 15, 2008

Our antennas and related wireless equipment (“Equipment”) are installed on both buildings in which the Company has a lease agreement (“Company Locations”) and on buildings in which the Company does not have a lease agreement (“Customer Locations”). In both instances, the installation and removal of our Equipment is not complicated and is normally completed by one of our field technicians in one visit lasting a few hours. Our most commonly installed equipment consists of either (i) a 2 foot parabolic dish or (ii) a sector antenna which is 42 inches X 8.5 inches X 7.5 inches in size. Our Equipment is installed on buildings using brackets, braces, and other mounting and bolting mechanisms such as u-bolts or is mounted on a small bracket assembly placed on top of, but not bolted to, a rooftop. Our antennas need to be free-standing, generally at the edges of the rooftop, so that a clear line of transmission can be established. There is more Equipment installed at a Company Location because this Equipment is used to transmit data to multiple Customer Locations. However, the installation and removal of Equipment at Company Locations is not more complex or time consuming. The amount of Equipment installed at a Customer Location is significantly less extensive than at a Company Location because the Equipment is used to transmit data only for that customer.

We have reviewed our lease agreements with the property owner (or building management company) at Company Locations to assess our obligations at the end of the lease term to remove the Equipment and restore the facilities. Our lease agreements do not generally include language requiring us to restore the facilities to their original condition. As previously noted, the installation of our Equipment does not result in the modification or alteration of the building in any significant manner and therefore any costs to remove the Equipment would be immaterial. Most lease agreements do not include language that specifically requires us to remove our Equipment but rather state that our Equipment becomes the property of the building owner if we do not remove our Equipment within a certain period of time after the lease expires or is terminated. Our policy is to go to the building and remove our Equipment. As previously noted, this is not a costly or time consuming process. To date, we have only removed Equipment at one Company Location and the removal of our Equipment was completed in a few hours.

We do not have any contractual relationship with the owner of the property at Customer Locations. The customer bears complete responsibility for securing approval from their landlord for installing equipment at their location. To date, we have not encountered problems in installing Equipment at Customer Locations or in removing our Equipment at the end of the contract with the customer.

Based on the foregoing, we have determined that we do not have any accounting requirements for asset retirement obligations under FAS 143.

September 15, 2008

2.	Please tell us how you are accounting for the six-month rent-free lease period and the build-out allowances.

Response:

We have referenced the guidance in Statement of Financial Accounting Standards No. 13, “Accounting for Leases” (“FAS 13”) in accounting for the six-month rent-free lease period and the build-out allowances. These lease incentives related exclusively to the lease for our principal corporate offices. We are the lessee under this lease agreement which has been determined to be an operating lease.

We have characterized the six-month rent-free lease period and the build-out allowances as lease incentives. FASB Technical Bulletin No. 88-1, “Issues Relating to Accounting for Leases” (“FTB 88-1”) provides guidance regarding accounting for lease incentives in an operating lease. Question 2 of FTB 88-1 addressed whether lease incentives should ever be recognized in a manner other than on a straight-line basis in accordance with paragraph 15 of FAS 13. The FASB response affirmed that incentives should be recognized on a straight-line basis over the term of the lease in accordance with paragraph 15 of FAS 13.

With respect to these lease incentives, we have also referenced a letter dated February 7, 2005, from the Chief Accountant of the SEC to the AICPA. In the letter, the SEC staff indicated that:

(i)
Rent Holidays (defined as a “period where there are free or reduced rents”) - such as the six-month rent-free lease period that we received - should be recognized by the lessee on a straight-line basis over the lease term.

(ii)
Leasehold Improvement Incentives or Allowances - such as the build-out allowances that we received - should be recorded by the lessee as leasehold improvement assets and amortized over the shorter of the economic life of the improvement or the lease term. The incentive should be recorded as deferred rent and amortized as reductions to lease expense over the lease term.

With respect to our accounting:

(i)	Rent Holidays - We have accounted for the benefit associated with the six-month rent-free lease period as a reduction in rent expense on a straight line basis over the lease term.

September 15, 2008

(ii)	Leasehold Improvement Incentives or Allowances

a.	Original Incentive of approximately $113,000

Under the original lease agreement for our facility, the landlord agreed to pay up to approximately $113,000 to build-out the premises. Responsibility for managing this project and the payment of these costs were the direct responsibility of the landlord. We entered into this lease in March 2007.

In reviewing the accounting for this incentive, we recognize that we should have recorded the lease incentive in the first quarter of 2007. Our historical financial statements do not include any amounts related to the $113,000. We should have recorded the lease incentive as deferred rent and began amortizing this amount over the term of the lease. We should have recorded leasehold improvements as the expenditures were made and began amortizing such amounts over the shorter of their useful life or the remaining term of the lease. A review of the impact of the proper accounting on our financial statements is provided below.

b.	Additional Incentive of $250,000

Effective October 1, 2007, the Company amended the lease agreement to provide for additional space. An additional build-out allowance was provided for $250,000. The Company directly managed the completion of these improvements. The Company was required to pay for these improvements and then seek reimbursement from the landlord.

The leasehold improvements funded by the lease incentive were accounted for properly. In each case, the improvements were capitalized as incurred and are being amortized over the shorter of their respective useful lives or the term of the lease. We did not account for the deferred rent portion of the lease incentive properly. We should have recognized the full $250,000 of deferred rent effective October 1, 2007 and began amortizing the benefit over the remaining term of the lease. Instead, we recognized $200,000 of the benefit in the fourth quarter of 2007 (when that amount of leasehold improvements were incurred) and the remaining $50,000 in the first quarter of 2008 (when the remaining $50,000 of leasehold improvements were incurred). A review of the impact of the proper accounting on our financial statements is provided below.

(iii)	Effect on Previously Filed Financial Statements

September 15, 2008

We have determined the effect on our previously filed financial statements of not properly accounting for a portion of the lease incentives described above. The effect has been calculated from the beginning of the lease in March 2007 through June 30, 2008, our most recently filed financial statements. An overall summary is as follows:

a.	Income Statement

1.
We have examined the effect on a quarterly basis and on a year to date basis for each reporting period beginning with the quarter ended March 31, 2007 through the quarter ended June 30, 2008. For each reporting period, the quarterly and year to date effect on Net Loss was less than 1%. On a cumulative basis, from March 2007, the lease inception date, through June 2008, we have overstated our rent expense by approximately $24,000. During the same period, we have understated our amortization expense by approximately $18,000. The net cumulative income statement effect is an overstatement of our expenses by approximately $6,000.

b.	Balance Sheet

1.
The effect of not recognizing a portion of the lease incentives as amounts due from the landlord or as leasehold improvements resulted in the understatement of our total assets in amounts ranging from a low of approximately $94,000 as of June 30, 2008 to a high of approximately $153,000 as of December 31, 2007. For each reporting period, the understatement would have changed total assets by less than 1%.

2.	The effect of not recognizing a portion of the lease incentives as deferred rent resulted in the understatement of our total liabilities in amounts ranging from a low of approximately $88,000 as of June 30, 2008 to a high of approximately $146,000 as of December 31, 2007. For each reporting period, the understatement would have changed total liabilities by less than 3%.

Based on the immateriality of the amounts set forth above, we respectfully submit that we record the necessary adjustments in our financial statements in our future filings commencing with the quarter ended September 30, 2008. We will record the leasehold improvements of approximately $113,000 and the associated accumulated amortization to date. We will also record the unamortized balance of the deferred rent associated with the $113,000 lease incentive.

Sincerely,

/s/ Joseph Hernon
Joseph Hernon
Chief Financial Officer